897322

2-28-02

02017375

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2002

MAR 05 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 P

Attached hereto and incorporated by reference herein is Registrant's press release dated February 27, 2002, announcing BASF Corporation's selection of Registrant's subsidiary, Spacenet Inc., to deploy broadband satellite network at up to 3,000 agricultural retailer locations nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: March 3, 2002

BASF selects Gilat's Spacenet subsidiary to deploy broadband satellite network at up to 3,000 agricultural retailer locations nationwide

Business & High-Tech Editors

PETAH TIKVA, Israel--Feb. 27, 2002--

Network will power high-speed Internet access and key retail applications

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by BASF Corporation to provide a two-way, broadband satellite communications network to serve up to 3,000 agricultural retailers and distributors nationwide.

The satellite network, based on Gilat's 360E VSAT platform, will power a new BASF service to be called Harvest Partners Network(TM), which will bring high-speed Internet access to rural locations that until now have had limited access to broadband connectivity. Harvest Partners Network will be available to agricultural retailers in the second quarter of this year.

Harvest Partners Network subscribers will have nearly immediate access to in-depth market, weather, news and agronomy information on the Harvest Partners Network web site. The web site will also include content such as full-motion video, Internet-based training, and digital images. Those subscribers will also be able to use the satellite network for a wide range of retail back-office applications, such as credit authorization and inventory management.

Terry Hanson, Director of eInitiatives at BASF, said, "Spacenet is focused on the business solutions market. Its broadband networking solutions have already been proven in large retail organizations outside of agriculture. Because our retail customers are located in rural areas, Spacenet's technology is a perfect fit. Cable and DSL services are generally not available in rural areas and fixed-wireless services have distance and line-of-sight limitations."

Hanson added, "The lack of broadband connectivity in rural America has limited ag retailers' ability to adopt eBusiness technologies. Harvest Partners Network will give our retail customers Internet and data transfer speeds up to 20 times faster than dial-up connections. This will offer them the opportunity to better develop Business opportunities and gain new efficiencies. Our vision is to foster and facilitate growth in American agriculture by bringing the industry together on a single communications platform."

David Shiff, Spacenet's Vice President of Sales and Marketing, said, "While agriculture-related businesses have the same technology requirements as retailers in other market sectors, their size and rural geography has, until now, severely limited their ability to enjoy the benefits of the latest applications and networking capabilities. Our satellite offering is uniquely suited to serving this market. Our relationship with BASF brings these businesses the opportunity to enjoy the same capabilities and efficiencies previously available only to large metropolitan-based enterprises. Also, the wide array of value-added services that BASF will be providing will make the overall solution especially valuable to these businesses."

Shiff added, "We are especially enthusiastic about our relationship with BASF. Our products and services will enable BASF to provide its customers the same robust, enterprise-grade network connectivity and performance that Spacenet has been providing to its large customers for many years."

About BASF

BASF Agricultural Products business in North America markets a range of innovative crop protection materials and systems that enable growers to increase their cost-efficiency as well as their crop yield potential. Its headquarters are in Research Triangle Park, N.C. It is a unit of the BASF Global Agricultural Products Division, located in Mount Olive, N.J.

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automobile and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. The BASF approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and unique competitive advantage. With sales in 2000 of about Euro 36 billion (circa US$34 billion) and a workforce of 90,000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable Development. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and New York (BF). The company's U.S. crop protection Internet address is www.agproducts.basf.com.

About Harvest Partners Network

Harvest Partners Network is a product of BASF Agricultural Products, North America, headquartered in Research Triangle Park, N.C. Harvest Partners Network will provide satellite-based, high-speed Internet access and broadband networking solutions. These satellite-delivered technologies provide BASF partners with new opportunities to exchange, analyze and act upon business data to increase operating efficiencies and improve customer relationships. Subscribers have access to in-depth market, weather, news, and agronomy information.

About Spacenet

With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyBlaster 360(TM, in certain parts of the world), SkyBlaster 360E(TM, in certain parts of the world), Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

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CONTACT: Gilat Media Contact:
Stan Schneider, Schneider Communications
(954) 435-3310; stan@schneidercom.com
or
Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com
or
BASF Media Contact:
Ryan Shoemaker
(919) 547-2878; shoemarm@basf-corp.com